Mail Stop 4561

February 26, 2008

Stephen Swad
Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Avenue, NW
Washington, DC 20016

> **RE:** **Federal National Mortgage Association**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed August 16, 2007**
> **Form 10-Q for Quarterly Period Ended September 30, 2007**
> **Filed November 9, 2007**
> **File No. 000-50231**

Dear Mr. Swad,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Branch Chief